UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: Invesco Floating Rate Corporate Credit Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1555 Peachtree Street, N.E.,
Atlanta, Georgia 30309

Telephone Number (including area code): (713) 626-1919

Name and address of agent for service of process:

John M. Zerr, Esquire
Invesco Advisers, Inc.
11 Greenway Plaza, Suite 2500,
Houston, Texas 77046

With copies of Notices and Communications to:

E. Carolan Berkley, Esquire
Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, Pennsylvania 19103

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X]                                NO [ ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the sole trustee of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Houston and the state of Texas on the 29th day of December, 2010.

Invesco Floating Rate Corporate Credit Fund
(REGISTRANT)

By:      /s/John M. Zerr
            John M. Zerr
                                                                            Sole Trustee

Attest:
/s/Peter Davidson
Peter Davidson